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Not for release in the United States, Canada or Japan

News Release/Presseinformation

INFINEON TECHNOLOGIES ISSUES 5-YEAR NON-CALL 3 CONVERTIBLE BOND IN PARALLEL WITH SALE OF INFINEON TECHNOLOGIES AG SHARES BY SIEMENS NEDERLAND N.V.

Munich, January 8, 2002 - Infineon Technologies AG is launching a convertible bond issue through its Dutch subsidiary Infineon Technologies Holding B.V. today. The transaction size will be Euro 1.0 billion and is convertible into shares of Infineon Technologies AG, the equivalent cash amount at the company's discretion or an equivalent cash/share combination. The convertible bond has a maturity of 5 years and cannot be called for the first three years of the life of the security, callable thereafter subject to a 115 per cent provisional call. Coupon and conversion premium will be set at pricing, which is expected to occur today. The bond will be placed with institutional investors outside the US in reliance on Regulation S. Goldman Sachs International is the sole bookrunner on the transaction.

Simultaneously with the convertible bond issue, Siemens Nederland N.V. is selling 40 million shares of Infineon Technologies AG in an offering managed by Goldman Sachs International.

Infineon is issuing the convertible bond on the basis of a solid net cash position, which is expected to exceed Euro 250 million at the end of the first quarter of the current fiscal year, to benefit from the attractive financing opportunity provided by the current convertible market given the low interest rate and high volatility environment. The proceeds from the issue will be used to support the long-term strategy of Infineon Technologies AG.

For stabilization purposes Goldman Sachs International may sell additional shares for its own account.

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In connection with this issue Goldman Sachs International may over-allot or effect transactions with a view to supporting the market price of the convertible bonds or shares of Infineon Technologies AG at a level higher than that which might otherwise prevail for a limited period after the issue date. However there may be no obligation on Goldman Sachs International to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Purchases of shares may be made on exchange or off exchange from market participants, including from purchasers of the convertible bonds offered by Goldman Sachs International.

This press release is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities. In connection with this transaction there has not been, nor will there be, any public offering of Infineon Technologies AG or Infineon Technologies Holdings B.V. securities ("Infineon securities"). The distribution of this press release and the offer and sale of Infineon securities in certain jurisdictions may be restricted by law. Any persons reading this press release should inform themselves of and observe any such restrictions.

This press release is not an offer of securities for sale in the United States. The offer and sale of Infineon securities has not been, nor will it be, registered under the United States Securities Act of 1933 and Infineon securities may not be offered or sold in the United States absent such registration or an applicable exemption from registration. Any public offering of Infineon securities to be made in the United States will be made by means of a prospectus that may be obtained from Infineon Technologies AG or the selling security holder and that will contain detailed information about Infineon Technologies AG and its management, as well as financial statements.

FOR THE FINANCIAL AND BUSINESS PRESS:    INFXX200201.024 e
INFINEON TECHNOLOGIES AG

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                                         Corporate Media Relations                  Corporate Investor Relations
P.O. Box 80 09 49                        Katja Schlendorf                           Matthias Poth
81609 Munich, Germany                    Phone: ++49 89 234-26555, Fax: -28482      Phone: ++49 89 234-26655, Fax: -26155
Phone +49 89 234-0                       E-mail: katja.schlendorf@infineon.com      E-mail: investor.relations@infineon.com
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